SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC SUMMARY VOTING MAP

Annual General Meeting

held on May 29, 202011

Description of the Resolution	Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Review, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied with the Independent Auditors’ Report and Opinion and the Fiscal Council’s Report.	Approvals	443,146,156	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,828,500	-	0.4%	0.6%	0.0%
Review, discuss and vote the Management’s Proposal to allocate the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year.	Approvals	443,146,156	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,828,500	-	0.4%	0.6%	0.0%

GED - 4869282v1

11This voting map does not include matters that were not subject to resolution by this Annual General Meeting.

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

Description of the Resolution	Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Election of the members to the Board of Directors (single slate candidates)

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE)

JOÃO COX NETO (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE)

LAURO MARCOS MUNIZ BARRETTO COTTA (EFFECTIVE)

ANDREA DA MOTTA CHAMMA (EFFECTIVE) / MARIA ISABEL DE FARIA PEREZ (ALTERNATE)

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE) / MARCELO ROSSINI DE OLIVEIRA (ALTERNATE)

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE) / MARCELO MANCINI STELLA (ALTERNATE)

JULIO SOARES DE MOURA NETO (EFFECTIVE)

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE) / JOSÉ MARCELO LIMA PONTES (ALTERNATE)

PEDRO OLIVA MARCILIO DE SOUSA (EFFECTIVE) / GUILHERME DUARTE ABUD (ALTERNATE)

ROBERTO FALDINI (EFFECTIVE)

ROGÉRIO BAUTISTA DA NOVA MOREIRA (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE)

	Approvals	443,116,055	-	62.9%	99.4%	0.0%
	Rejections	-	-	0.0%	0.0%	0.0%
	Abstentions	2,858,601	-	0.4%	0.6%	0.0%

GED - 4869282v1

BRASKEM S.A.

Tax ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY HELD COMPANY

Description of the Resolution		Vote	Number of shares		(%) of the Capital Stock in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
To resolve on the election of the Chairman and Vice-Chairman of the Company's Board of Directors (José Mauro Mettrau Carneiro da Cunha as Chairman and João Cox Neto as Vice-Chairman).		Approvals	443,116,055	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,858,601	-	0.4%	0.6%	0.0%
Election of candidates to the Fiscal Council (by separate election pursuant to Article 161, paragraph 4, item "a", of Corporation Law)	HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	Approvals	-	85,844,556	12.2%	0,0%	33.2%
		Rejections	-	68,448	0.0%	0.0%	0.0%
		Abstentions	-	162,568,365	23.1%	0.0%	62.8%
Election of candidates to the Fiscal Council (by single panel of candidates)	ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) CARLOS ALBERTO RECHELO NETO (EFFECTIVE) / HERBERT LUIZ DE ARAÚJO GUIMARÃES (ALTERNATE) AMÓS DA SILVA CÂNCIO (EFFECTIVE) / RAFAEL MENEZES PERES (ALTERNATE)	Approvals	443,106,737	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,867,919	-	0.4%	0.6%	0.0%
To resolve on the annual and global remuneration of the Company's management administrators and members of the Fiscal Council for the fiscal year ending December 31, 2020, in the total amount of BRL 83,039,380.15, relating to the annual and global remuneration of the administrators, and the amount of BRL 1,171,800.00 relating to the compensation of the members of the Fiscal Council.		Approvals	443,146,156	-	62.9%	99.4%	0.0%
		Rejections	-	-	0.0%	0.0%	0.0%
		Abstentions	2,828,500	-	0.4%	0.6%	0.0%

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, II” and paragraph 5 of Corporation Law, and the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law.

GED - 4869282v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.